EXHIBIT 99.1

 Immediate Release: NR 12-11

 EXTORRE COMMENTS ON YPF DEVELOPMENTS IN ARGENTINA

Vancouver, B.C., April 19th, 2012 – Extorre Gold Mines Limited (AMEX:XG; TSX:XG; Frankfurt: E1R, “Extorre” or the “Company) wishes to provide its insight on the proposed acquisition by the Argentine Federal Government of 51% of the Argentine oil company, Yacimientos Petroliferos Fiscales (YPF), from Spanish Oil Company Repsol.

It is important to note that there are significant differences in regulations, tradition, public importance and internal use of products between the oil & gas sector and the mining industry in Argentina. Public policy in one sector is not connected with the other.

Furthermore, the Argentinean Government initiative currently under discussion before Congress has been enacted only in connection with YPF which has a long Argentinean history. Extorre notes that YPF was State owned from its inception in the early 1920’s until the late 1990’s, when it was privatized and a majority stake sold to Repsol. The current re-nationalization process of YPF has not been extended to other oil & gas companies operating in Argentina.

There is no reported agenda in the popular press or, to Extorre’s knowledge, to extend the nationalization process to any other company in the oil and gas sector in Argentina or to any other sector of the economy. Additionally, recently, several mining Provinces have joined an alliance in support of mining with the acknowledgment of the Argentinean Government and none of the objectives of that alliance relate to any action or policy similar to the one taken in connection with YPF. The mining sector has also received explicit public support from the Provinces and the Federal Government.

Several other mining companies operating in Argentina have publicly commented on this situation in terms similar to Extorre's view.

Very recent discussions with potential financiers to provide capital for the potential development of Cerro Moro have indicated that the YPF action has not materially affected the finance ability of the project.

About Extorre
Extorre is a Canadian public company listed on the Toronto and NYSE Amex Exchanges (symbol XG). The principal assets of the Company comprise CDN $35 million in cash and the Cerro Moro, Puntudo and Don Sixto projects in Argentina.

On April 2, 2012 Extorre announced the results of a Preliminary Economic Assessment (“PEA-3”) for a potential mine development at Cerro Moro. The study was based on the November 2011, NI 43-101 mineral resource estimate. That study modelled a nine year mine to produce 850,000 ounces gold and 47 million ounces silver. The proposed mine would produce an average of 248,000 ounces gold equivalent* per year for the first 5 years at a cash cost of US $303/ounce gold equivalent*.

Exploration with four drills continues at Cerro Moro, a program designed to increase the total resources on the property and to in-fill drill certain areas for mine planning purposes. Results from current drilling will be released when available.

It should be noted that PEA-3 is preliminary in nature as it includes inferred mineral resources which are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that PEA-3 will be realized.

*Gold equivalent ounces are calculated by dividing the silver ounces by 50 and adding it to the gold value.

You are invited to visit the Extorre web site at www.extorre.com.

EXTORRE GOLD MINES LIMITED Mr. Trevor Mulroney President and Chief Executive Officer extorre@extorre.com	Suite 1660, 999 West Hastings St. Vancouver, BC Canada V6C 2W2

For further information, please contact: Rob Grey, VP Corporate Communications Tel: 604.681.9512 Fax: 604.688.9532 Toll-free: 1.888.688.9512

Safe Harbour Statement – This news release contains “forward-looking information” and “forward-looking statements” (together, the “forward-looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including our belief as to the extent and timing of its drilling programs, various studies including the PEA, and the Environmental Impact Assessment, and exploration results, the potential tonnage, grades and content of deposits, timing, establishment and extent of resources estimates, potential production from and viability of its properties, production costs and permitting submission and timing. These forward-looking statements are made as of the date of this news release. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. While we have based these forward-looking statements on our expectations about future events as at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements. Such factors and assumptions include, among others, the effects of general economic conditions, the price of gold and silver, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgments in the course of preparing forward-looking information. In addition, there are known and unknown risk factors which could cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; foreign exchange restrictions; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain of our officers, directors or promoters of with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the our common share price and volume; tax consequences to U.S. investors; and other risks and uncertainties, including those relating to the Cerro Moro project and general risks associated with the mineral exploration and development industry described in the Company’s Annual Information Form for the fiscal period ended December 31, 2011, dated March 30, 2012 filed with the Canadian Securities Administrators and available at www.sedar.com . Although we have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. We are under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

Cautionary Note to United States Investors - The information contained herein and incorporated by reference herein has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. In particular, the term “resource” does not equate to the term “reserve”. The Securities Exchange Commission’s (the “SEC”) disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by SEC standards, unless such information is required to be disclosed by the law of the Company’s jurisdiction of incorporation or of a jurisdiction in which its securities are traded. U.S. investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. Disclosure of “contained ounces” is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures.

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